UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Ryoyo Electro Kabushiki Kaisha Kabushiki Kaisha Ryosan
(Name of Subject Company)
Ryoyo Electro Corporation Ryosan Company, Limited
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
Ryoyo Electro Corporation Ryosan Company, Limited
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))

Ryoyo Electro Corporation

Attn: Taro Nakano

Konwa Bldg., 1-12-22 Tsukiji, Chuo-ku, Tokyo, Japan 104-8408

+81-3-3546-0805

Ryosan Company, Limited

Attn: Takayuki Hishiyama

2-3-5 Higashi-Kanda, Chiyoda-ku, Tokyo, Japan 101-0031

+81-3-3862-2831

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1

Notice of Execution of Definitive Agreement for Management Integration

between Ryoyo Electro Corporation and Ryosan Company,

Limited through the Establishment of a Joint Holding Company (Share Transfer) (English Translation)

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Ryoyo Electro Corporation and Ryosan Company, Limited submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated May 15, 2023.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ryoyo Electro Corporation

/s/ Kiyoshi Waki

Name: Kiyoshi Waki

Title: Director & Managing Executive Officer

Date: October 16, 2023

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ryosan Company, Limited

/s/ Kazuhiko Inaba

Name: Kazuhiko Inaba

Title: Representative Director President

Date: October 16, 2023